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SEC FILE NUMBER
8- ~~51073~~

8-69435

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alternative Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson, Suite 1320A
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Baer (312) 264-4343
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Cus 2/11/13

OATH OR AFFIRMATION

I, James Baer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alternative Investment Services, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Denise Poling
Notary Public State of Illinois
My Commission Expires 08/16/2015

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alternative Investment Services, LLC
December 31, 2012

Financial Report

Alternative Investment Services, LLC
December 31, 2012

Financial Report

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Alternative Investment Services, LLC

Independent Auditors' Report

We have audited the accompanying financial statements of Alternative Investment Services, LLC, which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alternative Investment Services, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Katz, Sapper & Miller

Indianapolis, Indiana
February 1, 2013

Alternative Investment Services, LLC

Statement of Financial Condition

	December 31, 2012	December 31, 2011
Assets		
Cash and cash equivalents	$ 53,710	$ 88,648
Prepaid expense	61	-
Receivable from related party	2,775	3,587
Total Assets	$ 56,546	$ 92,235
Liabilities and Member's Equity		
Liabilities		
Payable to related parties	$ 4,113	$ 3,880
Accrued expenses	5,000	6,253
Total liabilities	9,113	10,133
Member's Equity	47,433	82,102
Total Liabilities and Member's Equity	$ 56,546	$ 92,235

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Statement of Income

	Years Ended	
	December 31, 2012	December 31, 2011
Revenues		
Distribution fee income	$ 86,505	$ 129,595
Dividends	3	18
Total revenues	86,508	129,613
Operating Expenses		
Commission expense	55,844	84,027
Professional fees	6,202	6,255
Contract labor	-	3,620
Travel	1,554	836
Regulatory and compliance	1,560	1,996
Miscellaneous	1,017	724
Total operating expenses	66,177	97,458
Net Income	$ 20,331	$ 32,155

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Statement of Changes in Member's Equity

	December 31, 2012	December 31, 2011
Balance at the beginning of the period	$ 82,102	$ 82,102
Net income	20,331	32,155
Member withdrawals	(55,000)	(32,155)
Balance at the end of the period	$ 47,433	$ 82,102

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Statement of Cash Flows

	Years Ended December 31, 2012	Years Ended December 31, 2011
Operating Activities		
Net income	$ 20,331	$ 32,155
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Prepaid expenses	(61)	364
Payable to/receivable from related parties	1,046	(7,043)
Accounts payable and accrued expenses	(1,253)	(110)
Net Cash Provided in Operating Activities	20,062	25,366
Financing Activities		
Member withdrawals	(55,000)	(32,155)
Net Cash Used in Financing Activities	(55,000)	(32,155)
Increase (Decrease) in Cash and Cash Equivalents	(34,938)	(6,789)
Cash and Cash Equivalents at Beginning of Year	88,648	95,437
Cash and Cash Equivalents at End of Year	$ 53,710	$ 88,648

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Notes To Financial Statements
December 31, 2012

Note 1– Significant Accounting Policies

<u>Description of Business</u>
Alternative Investment Services, LLC is registered as a broker-dealer with the Securities and Exchange Commission. As a securities broker-dealer, the Company is engaged in general brokerage and financial service activities. The Company will continue in existence until December 21, 2043, unless dissolved before then.

<u>Estimates and Assumptions</u>
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

<u>Accounting Method</u>
The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

<u>Statement of Cash Flows</u>
Cash and cash equivalents consist of a money market account. The Company does not pay income taxes. The Company did not pay any interest costs in 2012 or in 2011.

<u>Income Taxes</u>
The Company has elected under the Internal Revenue Code, to be taxed as a partnership. Accordingly, the member rather than the Company, will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements. Tax years prior to 2008 are no longer subject to tax examinations.

Note 2 - Concentrations of Credit Risk

The balance in cash and cash equivalents is a money market account which is not insured against loss.

All of the distribution fee income came from transactions related to one family of funds.

Alternative Investment Services, LLC

Notes To Financial Statements
December 31, 2012

Note 3 – Related Party Transactions

As of January 1, 2010, the Company is a fully owned subsidiary of Price Holdings, Inc. Price Asset Management (PAM) and Uhlmann Price Securities, LLC (UPS) are also fully owned subsidiaries of Price Holdings, Inc. All of the Company's revenues resulted from fee sharing arrangements with PAM. These revenues are collected by UPS and then paid to the Company on a semi-annual basis. Receipts collected on behalf of the Company by UPS were $30,661 and $45,569 in 2012 and in 2011, respectively. UPS pays most of the Company's costs of operation. These costs are regularly reimbursed by the Company. Costs reimbursed totaled $4,113 and $5,609 in 2012 and in 2011, respectively.

The Company owed UPS $1,338 as of December 31, 2012 and UPS owed the Company $2,419 as of December 31, 2011. The Company owed Price Holdings, Inc. $0 and $2,712 as of December 31, 2012 and 2011 respectively.

Note 4 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2012, the Company had net capital of $43,523, which was $38,523 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 20.9%.

Note 5 - Control Requirements

There are no amounts, as of December 31, 2012, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.

Note 6 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2012 unaudited Focus report and this report.

Alternative Investment Services, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2012

Net Capital		
Member's equity	$	47,433
Less: Nonallowable assets		2,835
Net capital before haircuts on security positions		44,598
Haircuts on securities		1,074
Net capital	$	43,524
Aggregate Indebtedness	$	9,113
Net capital required based on aggregate indebtedness	$	608
Computation of Basic Net Capital Requirement Minimum net capital required (Based on minimum dollar requirement)	$	5,000
Excess Net Capital	$	38,524
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	37,524
Percentage of Aggregate Indebtedness to Net Capital		20.9%

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
Alternative Investment Services, LLC

In planning and performing our audit of the financial statements of Alternative Investment Services, LLC, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 1, 2013